02022943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden hours per response...... 12.00

RECEIVED JUL - 9 2002 SEC MAIL PROCESSING SECTION WASH. D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Amendment

SEC FILE NUMBER
8- 26155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FV 7/5/02

REPORT FOR THE PERIOD BEGINNING 04/01/2001 (MM/DD/YY) AND ENDING 03/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas P. Reynolds Securities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway - The Atrium 31st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas S. Reynolds 212-742-1616 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Remus, Michael T.
(Name – *if individual, state last, first, middle name*)

88 Lakedale Drive Suite 3 (Address) Lawrenceville (City) NJ (State) 08648 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas S. Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas P. Reynolds Securities, Ltd., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

VIREN S. SENJALIA
Notary Public, State of New York
No. 01SE5059402
Qualified in New York County
Commission Expires April 22, 2006

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XX (o) Reconciliation of Net Capital Per Focus Report to Computation of Net Capital in Accordance with Rule 15-c 3-1

Thomas P. Reynolds Securities, Ltd
45 Broadway - The Atrium
31st Floor
New York, NY 10006

Reconciliation of Net Capital per Focus Report to
Computation of Net Capital In Accordance with Rule 15-c 3-1
as per Audited Financial Statement dated March 31, 2002

Net Capital per Focus Report, March 31, 2002 Page 10, Line 13			$450,329
Audit Adjustments			
Add:			
	Reduction in Accrued Rebates	55,505	
	Additional Commission Income	10,000	65,505
Sub-Total			515,834
Less:	Accrued expenses per Search for Unrecorded Liabilities		(7,174)
Sub-Total			508,660
Other Adjustments			
	Accounts receivable not included on Focus Report		11,211
	Per Focus Report Minimum Net Capital Required (6 2/3 % of line 19)		7,680
Sub-Total			527,551
Net Capital Per Audited Financial Statement Computation of Net Capital In Accordance with Rule 15-c 3-1			527,553
Difference			$2